EXHIBIT 99.1

Lumenis® Introduces Cost-Saving Innovations at the 2009 American Academy of
Dermatology (AAD) Annual Meeting

LightSheer® Duet™ for High Speed Permanent Hair Reduction and UltraPulse 4x for Fractional C02 Rejuvenation significantly reduce treatment times to provide cost-effective-high value cosmetic options during challenging economic times.

March 10, 2009 – Santa Clara, CA, USA
Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radio-frequency devices for surgical, aesthetic, and ophthalmic applications, unveiled two new laser innovations at the American Academy of Dermatology (AAD) annual meeting in San Francisco, California which specifically address economic challenges facing the cosmetic industry. The LightSheer® Duet™ Diode Laser System and the UltraPulse 4X CO2 Laser System offer significant cost-saving advantages that enable affordable hair removal and fractional resurfacing despite challenging economic times.

“The cosmetic industry is certainly feeling the effects of the economy and the resulting decline in elective, fee-per-service procedures. We have focused our development efforts on time and cost saving innovations that will provide physicians with innovative and competitive solutions that can sustain, differentiate and grow their business during challenging times”, said Mr. Robert Mann, General Manager of Lumenis Global Aesthetics and Dermatology.

The LightSheer Duet reduces hair removal treatment times by up to 75% and vastly improves patient comfort, eliminating the need for topical anesthetics, while the UltraPulse CO2 Laser System delivers ActiveFX, DeepFX and TotalFX fractional resurfacing in a single treatment with only a single pass. The new UltraPulse 4X upgrade now covers twice the treatment area and twice the speed. These ground-breaking changes significantly improve practitioner and patient acceptance of hair removal and fractional resurfacing, as well as increase the revenue potential for physician practices and clinics.

“While consumers are still spending money on cosmetic treatments, their requirements regarding cost and value have certainly changed. Patients are more willing to invest in treatments that can be done more quickly, with little pain and short recovery times. The new LightSheer Duet and the UltraPulse DeepFX 4X fit precisely into this category and provide me a critical competitive advantage of attracting patients to my practice.” said Dr. Mitchel Goldman, Medical Director, La Jolla SPA MD

About LightSheer Duet
The LightSheer Duet features two hair removal systems on one versatile platform enabling clinicians to optimize permanent hair reduction anywhere on the body. The platform also includes the LightSheer ET system, which is ideal for smaller or bony areas such as the upper lip, chin, or around the ankles. The performance of this system is well documented and clinically validated, satisfying customers worldwide with over 6000 LightSheer systems installed.

The New LightSheer HS (High Speed handpiece) features a large 22x35 mm diode array that is designed for treating large areas such as legs, arms, chests, abdomen, shoulders and backs. LightSheer HS employs fully integrated vacuum assist technology to gently lift skin into the treatment aperture prior to applying laser energy. With this approach, the targeted tissue is gently stretched and thinned, minimizing competing chromophores by blanching vessels and spreading skin pigmentation over a larger area, in addition to pulling the hair follicle closer to the skin’s surface. The cumulative result is that energy is delivered more efficiently to achieve excellent clinical results with speed and comfort. These combined features allow clinicians to treat large areas easily and quickly, leading to a significant reduction in treatment time, which essentially eliminates clinician fatigue and revolutionizes treatment economics.

About UltraPulse 4X
Lumenis C02 Laser Systems pioneered resurfacing more than 18 years ago and the UltraPulse laser system is FDA-cleared for more than 34 indications and has been referenced in more than 90 peer-reviewed publications. UltraPulse has led the way in fractional resurfacing with the introduction of ActiveFX, DeepFX and TotalFX treatments. The unique micro-second pulsing properties of UltraPulse allow efficient ablation, lower downtime and more comfortable treatment. The UltraPulse 4X now covers twice the surface area per scan, expanding from 7x7mm to 10x10mm and delivers twice the pulse speed, from 300Hz to 600Hz.

About Lumenis
Lumenis is Israel’s largest medical device company with more than 800 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. For more information about Lumenis and its products, log onto www.lumenis.com.

Lumenis® is a registered trademark of Lumenis Ltd.
LightSheer® Duet™ is a trademark of Lumenis Ltd.
UltraPulse® is a trademark of Lumenis Ltd.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com